Longevity Reward Rider

This rider is issued as part of the Certificate to which it is attached. The effective date of this rider is the date the rider is attached to Your Certificate. Except where this rider provides otherwise, it is subject to all of the terms and conditions of the Certificate.

Commencing on the effective date of this rider, the Mortality and Expense Risk Charge section of the Certificate Specifications is amended and replaced with the following:

1.15% per annum of the daily sub-accounts value.

The Annual Withdrawal Amount section of the Certificate Specifications is amended and replaced with the following:

During the five-year period commencing on the effective date of this rider, the Annual Withdrawal Amount is [15%] of any Remaining Premium Payments (i.e. not previously withdrawn) on a non-cumulative basis. After the five- year period commencing on the effective date of this rider, the Annual Withdrawal Amount is 100% of the Certificate Value reduced by the total of any Premium Payments made during the five years prior to withdrawal, and [15%] of Premium Payments made during the five years prior to withdrawal, on a non-cumulative basis.

The Contingent Deferred Sales Charge section of the Certificate Specifications is amended and replaced with the following:

Subject to the Annual Withdrawal Amount, surrenders of certificate values attributable to Premium Payments may be made subject to a contingent deferred sales charge (“Charge”). The length of time from receipt of the Premium Payment to the time of surrender determines the charge.

During the five-year period commencing on the effective date of this rider, all surrenders will be first from Premium Payments and then from earnings. If an amount equal to all Premium Payments has been surrendered, a charge will not be assessed against the surrender of the remaining Certificate Value.

After the five-year period commencing on the effective date of this rider, all surrenders will be first from earnings and then from Premium Payments. A charge will not be assessed against the surrender of earnings. If an amount equal to all earnings has been surrendered, a charge will not be assessed against Premium Payments received more than five years prior to surrender, but will be assessed against Premium Payments received less than five years prior to surrender. For this purpose, Premium Payments will be deemed to be surrendered in the order in which they were received.

Any Remaining Premium Payments on the effective date of this rider as well as any new Premium Payments received on or after the effective date of this rider will be subject to the following charge. The charge is a percentage of the amount surrendered (not to exceed the aggregate amount of the Remaining Premium Payments and any new Premium Payments made on or after the effective date of this rider) and equals:

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CHARGE    LENGTH OF TIME FROM PREMIUM PAYMENT (NUMBER OF YEARS)

5%	1
4%	2
3%	3
2%	4
1%	5
0%	6 and thereafter

No contingent deferred sales charge will be assessed if:
•The Certificate terminates due to the death of the Annuitant or Certificate Owner (as applicable),
•Eligibility requirements are met for the waiver of surrender charge,
•Only the Annual Withdrawal Amount is taken, or
•An Annuity Option is elected. (Any Surrender/Termination out of any period certain/designated period annuity Option may be subject to contingent deferred sales charges.)

Signed for Hartford Life Insurance Company

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